UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of September 30, 2014 and December 31, 2013 and for the nine-month periods ended September 30, 2014 and 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 4, 2014

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of September 30, 2014 and December 31, 2013 and for the nine-month periods ended
September 30, 2014 and 2013 (Unaudited)

Arcos Dorados Holdings Inc.
Consolidated Statements of Income

For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2014	2013
REVENUES
Sales by Company-operated restaurants	$2,628,220	$2,858,917
Revenues from franchised restaurants	109,216	128,390
Total revenues	2,737,436	2,987,307

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(933,194)	(1,007,556)
Payroll and employee benefits	(565,727)	(615,118)
Occupancy and other operating expenses	(756,761)	(786,542)
Royalty fees	(128,665)	(139,731)
Franchised restaurants – occupancy expenses	(46,434)	(47,653)
General and administrative expenses	(208,407)	(240,272)
Other operating expenses, net	(81,075)	(12,596)
Total operating costs and expenses	(2,720,263)	(2,849,468)
Operating income	17,173	137,839
Net interest expense	(54,799)	(58,571)
Loss from derivative instruments	(65)	(42)
Foreign currency exchange results	(63,134)	(35,255)
Other non-operating expenses, net	(749)	(858)
(Loss) income before income taxes	(101,574)	43,113
Income tax expense	(17,619)	(21,424)
Net (loss) income	(119,193)	21,689
(Less) Plus: Net (income) loss attributable to non-controlling interests	(183)	75
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(119,376)	$21,764

Earnings per share information:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.57)	$0.10
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.57)	$0.10

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statements of Comprehensive Income

For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars

	2014	2013

Net (loss) income	$(119,193)	$21,689

Other comprehensive income (loss), net of tax:
Foreign currency translation (net of $nil of income taxes)	(60,293)	(36,889)
Reclassification adjustment for net losses included in net income related to unrecognized prior service cost of post-employment benefits (net of $77 and $90 of income taxes for the nine-month period ended September 30, 2014 and 2013, respectively)	147	174
Unrealized results on cash flow hedges:
Unrealized net losses on cash flow hedges (net of $nil of income taxes)	(529)	(3,693)
Plus: reclassification adjustment for net losses included in net income (net of $nil of income taxes)	647	1,058
Unrealized results on cash flow hedges	118	(2,635)
Total other comprehensive loss	(60,028)	(39,350)
Comprehensive loss	(179,221)	(17,661)
Plus: Comprehensive loss attributable to non-controlling interests	(78)	178
Comprehensive loss attributable to Arcos Dorados Holdings Inc.	$(179,299)	$(17,483)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Balance Sheets

As of September 30, 2014 and December 31, 2013
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of September 30, 2014 (Unaudited)	As of December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$94,787	$175,648
Accounts and notes receivable, net	75,115	110,696
Other receivables	84,723	136,577
Inventories	52,075	105,421
Prepaid expenses and other current assets	112,789	109,144
Deferred income taxes	23,254	27,974
McDonald’s Corporation’s indemnification for contingencies	-	991
Collateral deposits	4,515	-
	447,258	666,451

Non-current assets
Miscellaneous	79,625	91,924
Collateral deposits	5,325	5,325
Property and equipment, net	1,153,497	1,244,311
Net intangible assets and goodwill	55,957	70,375
Deferred income taxes	96,414	97,687
Derivative instruments	5,448	490
McDonald’s Corporation’s indemnification for contingencies	4,773	3,696
Total non-current assets	1,401,039	1,513,808
Total assets	$1,848,297	$2,180,259
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$181,754	$311,060
Royalties payable to McDonald’s Corporation	13,456	30,663
Income taxes payable	22,369	29,906
Other taxes payable	75,871	107,586
Accrued payroll and other liabilities	138,595	141,970
Provision for contingencies	665	1,748
Interest payable	6,742	21,899
Short-term debt	100,664	7,549
Current portion of long-term debt	5,834	4,727
Derivative instruments	10,728	2,048
Total current liabilities	556,678	659,156

Non-current liabilities
Accrued payroll and other liabilities	31,498	35,446
Provision for contingencies	10,237	13,074
Long-term debt, excluding current portion	774,685	771,171
Deferred income taxes	5,343	6,113
Total non-current liabilities	821,763	825,804
Total liabilities	1,378,441	1,484,960
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,215,723 shares issued and outstanding at September 30, 2014 and 129,867,426 shares issued and outstanding at December 31, 2013	365,697	358,820
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding	132,915	132,915
Additional paid-in capital	14,603	17,250
Retained earnings	234,748	404,287
Accumulated other comprehensive losses	(278,658)	(218,735)
Total Arcos Dorados Holdings Inc. shareholders’ equity	469,305	694,537
Non-controlling interests in subsidiaries	551	762
Total equity	469,856	695,299
Total liabilities and equity	$1,848,297	$2,180,259

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars

	2014	2013
Operating activities
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(119,376)	$21,764
Adjustments to reconcile net (loss) income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	86,927	86,479
Impairment of long-lived assets and goodwill	47,215	-
Loss from tender and exchange offer	-	12,690
Others, net	62,650	34,382
Changes in assets and liabilities	(62,619)	(71,826)
Net cash provided by operating activities	14,797	83,489

Investing activities
Property and equipment expenditures	(109,032)	(149,155)
Loans to related parties	(2,500)	(2,000)
Purchases of restaurant businesses	(825)	(324)
Proceeds from sale of property and equipment	1,506	2,254
Proceeds from sale of restaurant businesses	1,202	2,613
Other investment activities	(293)	(3,189)
Net cash used in investing activities	(109,942)	(149,801)

Financing activities
Issuance of 2023 Notes	-	378,409
Purchase of 2019 Notes	-	(128,131)
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(37,527)	(25,018)
Net short-term borrowings	93,682	9,811
Issuance of long-term debt	21,293	3,752
Other financing activities	(6,402)	(5,738)
Net cash provided by financing activities	71,046	233,085
Effect of exchange rate changes on cash and cash equivalents	(56,762)	(13,618)
(Decrease) increase in cash and cash equivalents	(80,861)	153,155
Cash and cash equivalents at the beginning of the year	175,648	184,851
Cash and cash equivalents at the end of the period	$94,787	$338,006

Supplemental cash flow information:
Cash paid during the period for:
Interest	$69,156	$59,069
Income tax	10,194	16,724

Non-cash transactions:
Dividend declared pending of payment	$25,018	$25,018
Seller financing related to purchases of restaurant businesses	759	2,883
Issuance of 2023 Notes in exchange for 2019 Notes	-	98,225

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Statement of Changes in Equity

For the nine-month period ended September 30, 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount

Balances at beginning of fiscal year	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299

Net loss for the period (Unaudited)	-	-	-	-	-	(119,376)	-	(119,376)	183	(119,193)
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	(59,923)	(59,923)	(105)	(60,028)
Dividends to Arcos Dorados Holdings Inc.’s shareholders (Unaudited)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	-	-	-	-	-	(127)	-	(127)	-	(127)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	348,297	6,877	-	-	(6,877)	-	-	-	-	-
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	-	-	-	-	4,788	-	-	4,788	-	4,788
Acquisition of non-controlling interests (Unaudited)	-	-	-	-	(558)	-	-	(558)	(192)	(750)
Dividends to non-controlling interests (Unaudited)	-	-	-	-	-	-	-	-	(97)	(97)

Balances at end of period (Unaudited)	130,215,723	365,697	80,000,000	132,915	14,603	234,748	(278,658)	469,305	551	469,856

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Statement of Changes in Equity

For the nine-month period ended September 30, 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount

Balances at beginning of fiscal year	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310

Net income for the period (Unaudited)	-	-	-	-	-	21,764	-	21,764	(75)	21,689
Other comprehensive loss (Unaudited)	-	-	-	-	-	-	(39,247)	(39,247)	(103)	(39,350)
Dividends to Arcos Dorados Holdings Inc.’s shareholders (Unaudited)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	338,014	7,166	-	-	(7,166)	-	-	-	-	-
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	-	-	-	-	3,788	-	-	3,788	-	3,788
Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	-	-	-	-	-	(292)	-	(292)	-	(292)
Dividends to non-controlling interests (Unaudited)	-	-	-	-	-	-	-	-	(222)	(222)

Balances at end of period (Unaudited)	129,867,426	358,820	80,000,000	132,915	15,256	372,197	(198,068)	681,120	767	681,887

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2013.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

The Company’s revenues are generally greater in the second half of the year. Although the impact on the Company’s results of operations is relatively small, this impact is due to increased consumption of the Company’s products during the winter and summer holiday seasons, affecting July and December, respectively (for the Southern hemisphere).

Operating results for the nine-month period ended September 30, 2014 are not necessarily indicative of results that may be expected for any future periods.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2013.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition – Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017.  The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC 606.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Short-term debt

Short-term debt consists of the following:

	As of September 30, 2014 (Unaudited)	As of December 31, 2013
Bank overdrafts (i)	$5,664	$7,156
Revolving Credit Facility (ii)	47,000	-
Other short-term loans (iii)	48,000	393
	$100,664	$7,549

(i)  As of September 30, 2014, mainly comprised of two overdrafts granted by Banco Ciudad de Buenos Aires and Banco Itaú Argentina S.A. in Argentina totaling 32.3 and 12.5 million of Argentine Pesos, respectively (equivalent to $5,307 at period-end exchange rate). These overdrafts mature in October 2014 and accrue interest at a weighted-average annual rate of 16.75%. As of December 31, 2013, mainly comprised of an overdraft granted by BBVA Banco Francés in Argentina totaling 43.5 million of Argentine Pesos (equivalent to $6,676 at year-end exchange rate).

(ii) Revolving Credit Facility

On August 3, 2011, ADBV entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. On August 2, 2013, ADBV renewed the revolving credit facility for $75 million maturing on August 3, 2015. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1 on the last day of any fiscal quarter of the borrower. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

At September 30, 2014, the Company had borrowed $47.0 million under the revolving credit facility. These loans mature during October and November 2014.

(iii) As of September 30, 2014, mainly comprised three loans granted by Itaú Unibanco S.A. totaling $48.0 million. These loans mature during October 2014 and accrue interest at a weighted-average annual rate of 2.55%.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt

Long-term debt consists of the following:

	As of September 30, 2014 (Unaudited)	As of December 31, 2013

2023 Notes	$468,850	$468,470
2016 Notes	277,084	287,547
Capital lease obligations	6,355	7,563
Other long-term borrowings	28,230	12,318
Total	780,519	775,898
Current portion of long-term debt	5,834	4,727
Long-term debt, excluding current portion	$774,685	$771,171

2023 Notes

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473,225 due 2023 (the “2023 Notes”), of which $375,000 were issued at a price of 100.909% and $98,225 were issued as consideration for the partial exchange of 2019 Notes described below. On October 9, 2013, the Company issued additional 2023 Notes for an aggregate principal amount of $542 as consideration for additional exchanges of 2019 Notes as also described below. The 2023 Notes mature on September 27, 2023 and bear interest of 6.625% per year. Periodic payments of principal are not required under the 2023 Notes. Interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes discussed below and to repay certain of the Company’s short-term debt.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Interest expense related to the 2023 Notes was $23,540 and $348 for the nine-month periods ended September 30, 2014 and 2013. Net accretion related to 2023 Notes (due to the initial recognition of the portion issued as consideration for the exchange of 2019 Notes at its carrying value, partially offset by the premium received as a result of the cash issuance and discount amortization) amounted to $381 and $3 during the nine-month periods ended September 30, 2014 and 2013. Amortization of deferred financing costs related to the 2023 Notes amounted to $330 and $5 during the nine-month periods ended September 30, 2014 and 2013. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2023 Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing the 2023 Notes. The 2023 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2023 Notes rank equally with all of the Company’s senior unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the 2023 Notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: (i) create liens, (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2019 Notes

In October 2009, ADBV had issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes matured on October 1, 2019 and bore interest of 7.5% per year. Periodic payments of principal were not required under the 2019 Notes. Interest was paid semi-annually.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest.

On September 10, 2013 the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of ADBV outstanding 2019 Notes for newly issued 2023 Notes and to purchase any and all of ADBV outstanding 2019 Notes for cash. The tender and exchange offer expired on September 23, 2013 and October 7, 2013, respectively. At September 30, 2013 the Company accepted and exchanged $89,955 of ADBV 2019 Notes and accepted and purchased $118,366 of ADBV 2019 Notes that were tendered prior to September 23, 2013 (the early exchange date and tender expiration date). The total aggregate amount exchanged or purchased was $208,321, representing 67.5% of the then outstanding principal amount of the 2019 Notes. The Company issued the 2023 Notes, mentioned before, for an aggregate principal amount of $98,225 and paid $51 in cash as consideration for the exchange. The Company paid $128,131 as tender consideration for the purchase (equal to a redemption price of 108.25%). The Company also paid $7,638 in cash for accrued and unpaid interests related to the tendered and exchanged debt. On October 7, 2013, the Company accepted and exchanged $512 of ADBV 2019 Notes that were tendered after the early exchange date and before the exchange expiration date in connection with the tender and exchange offer that had been launched in September 2013. The Company issued additional 2023 Notes for an aggregate principal amount of $542 and paid $2 in cash as consideration for this additional exchange.

In addition, on December 17, 2013, the Company exercised its option to redeem all of the then outstanding principal amount of ADBV 2019 Notes ($99,767) at a redemption price equal to 109.129%. As a result, the Company paid $108,875 plus $1,580 of accrued and unpaid interests related to the called portion of the 2019 Notes.

As a result of the purchase, exchange and call described above, the Company incurred a one-time loss amounting to $23,467. This loss is comprised of (i) $18,873 related to the consideration in excess of the principal amount of the purchased and called debt, (ii) $2,599 related to the accelerated amortization of deferred financing costs of the purchased and called debt, (iii) $1,127 related to the accelerated accretion of the original discount of the purchased and called debt, and (iv) $868 related to the costs incurred in connection with the exchange offer. The exchange of debt was accounted for as a modification of debt and as such, the related effects are being recognized prospectively based on a new effective interest rate of the 2023 Notes.

Interest expense, amortization of deferred financing costs (including the accelerated amortization as a result of the tender offer) and accretion of the original discount (including the accelerated accretion as a result of the tender offer) related to the 2019 Notes amounted to $17,185, $1,858 and $808, respectively, for the nine-month period ended September 30, 2013. These charges are included within “Net interest expense” in the consolidated statement of income.

2016 Notes

On July 13, 2011 the Company issued R$400 million of Brazilian reais notes due 2016 (the “2016 Notes”). In addition, on April 24, 2012, the Company issued an additional R$275 million aggregate principal amount of the 2016 Notes at a price of 102.529%. The 2016 Notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The 2016 Notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries.

The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2016 Notes (continued)

Interest expense related to the 2016 Notes was $22,163 and $23,998 for the nine-month periods ended September 30, 2014 and 2013, respectively. Amortization of deferred financing costs related to the 2016 Notes amounted to $581 and $580 for the nine-month periods ended September 30, 2014 and 2013. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2016 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2016 Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the 2016 Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 Notes to be due and payable immediately.

The 2016 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

6.	Derivative instruments

Derivatives not designated as hedging instruments

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price. As the Company’s stock price changes, such liability is adjusted and the impact is recorded in the Company’s consolidated statement of income within “General and administrative expenses”.

On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International, which was renewed on August 15, 2013 and September 23, 2014. The new agreement matures on September 12, 2015. This agreements was entered in order to minimize earnings volatility related to ADBV Long-Term Incentive Plan. Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of 1,022,551 Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 450 basis points (330 basis points at the inception and 380 between August 2013 and September 2014) over a US dollar notional amount ($31,290 at the inception). The Company may, prior to maturity of the agreement and subject to certain limitations, reduce the notional number of Class A shares underlying the total equity return swap transaction. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $5.15 ($7.57 at the inception); or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than $8.95; or (iii) the consolidated net indebtedness to EBITDA ratio is greater than 3.0 to 1 (2.5 to 1 at the inception).

During fiscal year 2013, the Company reduced the notional number of class A shares underlying the total equity return swap transaction by 1,250,000 shares (equivalent to a notional amount of $17,211). The Company paid $1,731 as settlement of these share reductions (including interests and fees) during fiscal year 2013.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

Total equity return swap (continued)

As from September 23, 2014, the Company is required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3,000, being $500 the incremental basis. As of September 30, 2014, the collateral amounts to $4,515 and is disclosed as a current asset within “Collateral deposits”.

The Company has not designated the swap as a hedge under ASC Topic 815. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. As a result, the adjustments to the value of the swap tend to minimize the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, and there is a reduction of the impact on the Company’s consolidated statement of income. The interest portion is recorded within “Net interest expense” in the Company’s consolidated statement of income.

At September 30, 2014 the fair market value of the total equity return swap amounted to $7,440 payable ($1,378 payable at December 31, 2013). During the nine-month periods ended September 30, 2014 and 2013, the Company recorded a loss of $6,278 and a gain of $354, respectively within “General and administrative expenses” and losses of $250 and $449, respectively within “Net interest expense” in connection with this agreement. In addition, during the nine-month periods ended September 30, 2014 and 2013 the Company paid interests amounting to $467 and $592, respectively, in connection with this agreement.

Derivatives designated as hedging instruments

Forward contracts

In January and February 2013, the Company entered into various forward contracts maturing in 2013 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia, Chile, Peru and Uruguay. Pursuant to the agreements, the Company purchased a total amount of $2,908 at an average forward rate of 1,805.25 Colombian pesos per US dollar, a total amount of $6,800 at an average forward rate of 486.27 Chilean pesos per US dollar, a total amount of $1,925 at an average forward rate of 2.56 Peruvian soles per US dollar and a total amount of $6,000 at an average forward rate of 20.07 Uruguayan pesos, respectively.

In October 2013, the Company entered into various forward contracts maturing in 2014 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, the Company purchased a total amount of $11,160 at an average forward rate of 1,932.12 Colombian pesos per U.S. dollar during the first semester of 2014 and will purchase a total amount of $8,134 at an average forward rate of 513.38 Chilean pesos per U.S. dollar during fiscal year 2014.

In April and May 2014, the Company entered into two forward contracts maturing in 2014 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia. Pursuant the agreements, the Company will purchase an amount of $5,580 for each forward contract at an average forward rate of 1,976.1 and 1,944.48 Colombian pesos per US dollar, respectively, during the second semester of 2014.

In September 2014, the Company entered into a forward contract maturing in 2015 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia. Pursuant to the agreement, the Company will purchase a total amount of $4,125 at an average forward rate of 2,081.42 Colombian pesos per US dollar during the first semester of 2015.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Forward contracts (continued)

The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedged over 70% of the forecasted purchases in Colombia between February and June 2013, 57% of the forecasted purchases in Chile between February and December 2013, 50% of the forecasted purchases in Peru between February and December 2013 and 49% of the forecasted purchases in Uruguay between March and December 2013; hedges over 79.7% of the forecasted purchases in Colombia for the first and second quarter 2014; hedges over 80% of the forecasted purchases in Colombia for the second semester of 2014; hedges over 75.0%, 50.0%, 30.0% and 30.0% of the forecasted purchases in Chile for the first, second, third and fourth quarter of 2014, respectively; and hedges over 50% and 25% of the forecasted purchases in Colombia for the first and second quarter of 2015, respectively). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts are carried at their fair market value in the consolidated balance sheets, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. As of September 30, 2014, the fair market value of the outstanding derivatives represented a $327 net receivable ($383 net receivable at December 31, 2013). The Company made net collections totaling $699 and $466 as a result of the net settlements of these derivatives during the nine-month periods ended September 30, 2014 and 2013, respectively. In addition, the Company recorded unrealized net gains amounting to $643 and $683 within the “Accumulated other comprehensive losses” component of shareholders’ equity during the nine-month periods ended September 30, 2014 and 2013, respectively.

Cross-currency interest rate swaps

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes issued. Pursuant to this agreement, the Company received interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian reais and paid interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement matured on July 13, 2016 with exchange of principal.

The Company designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement was carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company reclassified the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

During the nine-month period ended September 30, 2013, the Company recorded net unrealized losses of $4,376 within “Accumulated other comprehensive losses”, of which $1,524 were reclassified from “Accumulated other comprehensive losses” into income as a result of the hedge relationship. The Company collected $1,503 of net interest from the counterparty for the nine-month ended September 30, 2013. On October 4, 2013, the Company settled this swap agreement before its maturity.

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable.  Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 47.3 million of US dollars and pays Brazilian reais interests at a fixed rate of 13% over a notional amount of R$ 108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal.

The Company has designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement is carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company reclassifies the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Cross-currency interest rate swaps (continued)

As of September 30, 2014, the fair market value of the swap agreement totaled $2,160 receivable ($180 payable as of December 31, 2013). During the nine-month period ended September 30, 2014, the Company recorded net unrealized losses of $1,172, within “Accumulated other comprehensive losses”, of which $1,346, was reclassified from “Accumulated other comprehensive losses” into income as a result of the hedge relationship. The Company paid $3,512 of net interest for the nine-month period ended September 30, 2014.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of September 30, 2014 and December 31, 2013:

	Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	As of September 30, 2014 (Unaudited)	As of December 31, 2013

Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging

Forward contracts	Other receivables	$327	$383
Cross-currency interest rate swap (i)	Derivative instruments	2,160	(180)
		2,487	203

Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging

Total equity return swap (ii)	Derivative instruments	$(7,440)	$(1,378)
		(7,440)	(1,378)
Total derivative instruments		$(4,953)	$(1,175)

(i)
At September 30, 2014, disclosed in the consolidated balance sheet as follows: $5,448 as a non-current assets and $3,288 as a current liability. At December 31, 2013, disclosed in the consolidated balance sheet as follows: $490 as a non-current asset and $670 as a current liability.

(ii)	Disclosed in the consolidated balance sheet as a current liability.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the nine-month period ended September 30, 2014 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$643	$(699)	$-
Cross-currency interest rate swap	(1,172)	1,346	-
Total	$(529)	$647	$-

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swap is disclosed in the consolidated income statement as follows: a gain of $1,585 as an adjustment to foreign exchange results and a loss of $2,931 as an adjustment to net interest expense.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Total equity return swap (i)	$(6,529)
Others (ii)	(65)
Total	$(6,594)

(i)	A $6,279 loss is recorded within “General and administrative expenses” and a $250 loss within “Net interest expense” in the Company’s consolidated statement of income.
(ii)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

The following tables present the pretax amounts affecting income and other comprehensive income for the nine-month period ended September 30, 2013 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$683	$(466)	$-
Cross-currency interest rate swap	(4,376)	1,524	-
Total	$(3,693)	$1,058	$-

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swap is disclosed in the consolidated income statement as follows: a loss of $2,545 as an adjustment to foreign exchange results and a gain of $1,021 as an adjustment to net interest expense.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Additional disclosures (continued)

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Total equity return swap (i)	$(95)
Others (ii)	(42)
Total	$(137)

(i)	A $354 gain is recorded within “General and administrative expenses” and a $449 loss within “Net interest expense” in the Company’s consolidated statement of income.
(ii)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

7.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs the two months after the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination are automatically settled by the Company. In April 2014, the Company communicated to its employees the three year’s expiration extension of ADBV Long-Term Incentive Plan outstanding units exercise right, without any change in the vesting period. Upon this resolution, units for which its exercise right was originally scheduled to expire in May, 2014 will expire in May, 2017, and units for which its exercise right was originally scheduled to expire in May, 2015 will expire in May, 2018. The employees affected by this resolution were 84. The total incremental compensation cost resulting from the modification as of September 30, 2014, amounts to $143, which has been recorded under “General and administrative expenses”.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at September 30, 2014 and December 31, 2013:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

	At September 30, 2014 (Unaudited)	At December 31, 2013

Current share price (i)	5.98	12.12
Weighted-average base value of outstanding units	6.77	6.76
Expected volatility (ii)	34.8%	32.3%
Dividend yield	4.0%	2.0%
Risk-free interest rate	0.4%	0.1%
Expected term (in years)	1.72	0.95

(i)	Equal to the quoted market price per share at period-end.
(ii)	Based on implied volatility of the Company’s class A shares.

The following table provides a summary of the plan at September 30, 2014:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding	664,392	209,146	873,538
Weighted-average fair market value per unit	0.86	1.72	1.06
Total fair value of the plan	570	359	929
Weighted-average accumulated percentage of service	100	91.68	96.79
Accrued liability (iii)	570	329	899
Compensation expense not yet recognized (iv)	-	30	30

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest in March 2015.
(iii)	The total accrued liability of $899 related to outstanding units is disclosed within current “Accrued payroll and other liabilities” in the Company’s balance sheet.
(iv)	Expected to be recognized in a weighted-average period of 0.4 years.

During the nine-month period ended September 30, 2014, 119,464 units were exercised and 25,304 units were forfeited. The Company made payments totaling $344 during the nine-month period ended September 30, 2014.

As discussed in Note 6, on August 13, 2012, the Company entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The Company has not designated the swap as a hedge. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. The adjustments to the value of the swap tend to minimize the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which are also recorded in “General and administrative expenses”. As a result, there is a reduction of the impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation (benefit) expense for the nine-month periods ended September 30, 2014 and 2013 amounted to $(3,679) and $1,566, respectively. See Note 6 for a discussion of the impact of the equity return swap agreement on the Company’s consolidated statement of income.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years 2011, 2012, 2013 and 2014.  Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions have been used by the Company for purposes of measuring its stock options awards at each grant date (on the second quarter of each year):

	2014	2013	2012	2011

Grant-date stock price (i)	8.58	14.31	14.35	21.20
Weighted-average strike price	8.58	14.31	14.35	21.20
Expected volatility (ii)	35.5%	38.0%	48.0%	28.6%
Dividend yield	2.8%	1.7%	1.7%	1.1%
Risk-free interest rate	1.3%	1.0%	0.8%	3.4%
Expected term (in years)	4.1	5.0	5.0	5.0

(i)	Equal to the quoted market price per Class A share at market-closing of the date of grant.
(ii)
Based on implied volatility of the Company’s class A shares, except in 2011, which was based on historical 1-year implied volatility of Latin American comparable companies, calculated as the standard deviation on the logarithms of daily price returns, annualized by the squared root of the number of days.

The resulting value of stock options and restricted share units granted was $491 and $2,723, respectively, during fiscal year 2014; $1,807 and $3,056, respectively, during fiscal year 2013; $3,051 and $3,030, respectively, during fiscal year 2012; and $10,435 and $21,488, respectively, during fiscal year 2011.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $4,788 and $3,788 during the nine-month periods ended September 30, 2014 and 2013, respectively, of which $2,156 and $1,080 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options

The following table summarizes the activity of stock options during the nine-month period ended September 30, 2014:

	Units	Weighted-average strike price	Weighted-average grant-date fair value

Outstanding at December 31, 2013	2,433,888	18.57	5.26
2014 annual grant	247,475	8.58	1.98
Forfeitures	(129,792)	18.16	5.27
Outstanding at September 30, 2014	2,551,571	17.62	4.94
Exercisable at September 30, 2014	1,104,516	19.99	5.48

The following table provides a summary of outstanding stock options at September 30, 2014:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding	1,104,516	1,447,055	2,551,571
Weighted-average grant-date fair market value per unit	5.48	4.52	4.94
Total grant-date fair value	6,057	6,542	12,599
Weighted-average accumulated percentage of service	100	64.3	81.5
Stock-based compensation recognized in Additional paid-in capital	6,057	4,208	10,265
Compensation expense not yet recognized (iii)	-	2,334	2,334

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2015 and 2019.
(iii)	Expected to be recognized in a weighted-average period of 3.0 years.

Restricted Share Units

The following table summarizes the activity of restricted share units during the nine-month period ended September 30, 2014:

	Units	Weighted-average grant-date fair value

Outstanding at December 31, 2013	942,068	18.36
2014 annual grant	317,351	8.58
Partial vesting of 2011 grant (i)	(274,314)	21.20
Partial vesting of 2012 grant (ii)	(74,306)	14.35
Forfeitures	(46,726)	15.20
Outstanding at September 30, 2014	864,073	14.38
Exercisable at September 30, 2014	-	-

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units (continued)

(i)
The Company issued 274,314 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $5,815 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

(ii)
The Company issued 73,983 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $1,062 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.  There were 323 Class A shares pending of issuance in connection with this partial vesting at September 30, 2014.

The following table provides a summary of outstanding restricted share units at September 30, 2014:

Number of units outstanding (i)	864,073
Weighted-average grant-date fair market value per unit	14.38
Total grant-date fair value	12,423
Weighted-average accumulated percentage of service	59.2
Stock-based compensation recognized in Additional paid-in capital	7,360
Compensation expense not yet recognized (ii)	5,063

(i)	Related to awards that will vest between fiscal years 2015 and 2019.
(ii)	Expected to be recognized in a weighted-average period of 3.5 years.

8.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2014 the Company must reinvest an aggregate of at least $180 million; and open no less than 250 new restaurants;

(iii)	to commit to funding a specified Strategic Marketing Plan;
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)	to maintain a minimum fixed charge coverage ratio as well as a maximum leverage ratio.

Mainly as a consequence of changing the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, mentioned in Note 13, the Company is not in compliance with the ratios mentioned in (v) above. For that reason, on July 31, 2014, McDonald’s granted the Company a waiver for a six-month period (from and as of June 30, 2014 until and including December 31, 2014), during which time, the  Company is  not required to maintain the financial ratios set forth in the MFA. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Commitments (continued)

The Company has negotiated and obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela considering the restrictions and regulations in place affecting its operations in that country. For the nine-month periods ended September 30, 2014 and 2013, the Company has recorded a royalty waiver amounting to $6.1 million and $6.0 million, respectively, recorded as lower “Royalty fees” in the consolidated statements of income. As of June 1, 2014 the Company agreed with McDonald’s Corporation to calculate royalties using the SICAD II exchange rate. Therefore, no further waiver is being recorded, since SICAD II is the exchange rate used for remeasurement purposes (see Note 13 for more details).

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At September 30, 2014 the Company maintains a provision for contingencies amounting to $19,320 ($22,341 at December 31, 2013), which is disclosed net of judicial deposits amounting to $8,418 ($7,519 at December 31, 2013) that the Company was required to make in connection with the proceedings. As of September 30, 2014 and December 31, 2013, the net amount of $10,902 and $14,822 is disclosed as follows: $665 and $1,748 as a current liability and $10,237 and $13,074 as a non-current liability, respectively. Breakdown of the provision for contingencies is as follows:

	As of September 30, 2014 (Unaudited)	As of December 31, 2013
Tax contingencies in Brazil (i)	$2,342	$2,235
Labor contingencies in Brazil (ii)	10,167	9,484
Others	6,811	10,622
Subtotal	19,320	22,341
Judicial deposits	(8,418)	(7,519)
Provision for contingencies	$10,902	$14,822

(i)	Tax contingencies in Brazil. It mainly relates to tax on bank account transactions (CPMF), abolished in 2007.
(ii)	Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business.

As of September 30, 2014, there are certain matters related to the interpretation of tax law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $13 and $20 million.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Provision for contingencies (continued)

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner’s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative resolution has a low probability of occurrence. Both parties have concluded discovery and the Pretrial Hearing was held on August 30, 2012. This case trial commenced on September 10, 2012 and has been scheduled for several dates since 2012. The Company does not anticipate that the trial hearings will conclude in the second semester of 2014.

Furthermore, on March 26, 2010, the Company filed a money collection claim against Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns, for the reimbursement of the monetary contribution made during August, 2007. On June 15, 2010, PROA, also known as the cooperative, filed a third party complaint and counterclaim against the Company and other third party defendants, in the amount of $31 million. At that time, the association was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit, described above. PROA’s complaint requests breach of contract for withdrawing from the association (PROA’s position is that the Company cannot resign to the cooperative) and collection of past contributions, among others. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase that will follow, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. The Company is opposing this resolution vigorously because it’s certain that there is no legal basis for it considering that: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit.

At September 30, 2014, the non-current portion of the provision for contingencies includes $4,773 ($3,696 at December 31, 2013) related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC Topic 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

The following table presents information about profit or loss and assets for each reportable segment:

	For the nine-month periods ended September 30,
	2014 (Unaudited)	2013 (Unaudited)
Revenues:
Brazil	$1,348,590	$1,364,490
Caribbean division	467,035	599,540
NOLAD	286,859	305,323
SLAD	634,952	717,954
Total revenues	$2,737,436	$2,987,307

Adjusted EBITDA:
Brazil	$156,274	$163,886
Caribbean division	(11,753)	42,683
NOLAD	18,148	17,759
SLAD	64,224	77,555
Total reportable segments	226,893	301,883
Corporate and others (i)	(68,555)	(75,411)
Total adjusted EBITDA	$158,338	$226,472

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the nine-month periods ended September 30,
	2014 (Unaudited)	2013 (Unaudited)
Adjusted EBITDA reconciliation:

Total adjusted EBITDA	$158,338	$226,472

Plus (Less) items excluded from computation that affect operating income:
Depreciation and amortization	(86,927)	(86,479)
Gains from sale or insurance recovery of property and equipment	1,352	3,171
Write-offs of property and equipment	(1,369)	(4,245)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(2,156)	(1,080)
Impairment of long-lived assets	(45,186)	-
Impairment of goodwill	(2,029)	-
One-time expenses related to G&A optimization plan	(4,707)	-
ADBV Long-Term Incentive Plan incremental compensation from modification	(143)	-
Operating income	17,173	137,839

Plus (Less):
Net interest expense	(54,799)	(58,571)
Loss from derivative instruments	(65)	(42)
Foreign currency exchange results	(63,134)	(35,255)
Other non-operating expenses, net	(749)	(858)
Income tax expense	(17,619)	(21,424)
Net (income) loss attributable to non-controlling interests	(183)	75
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(119,376)	$21,764

Depreciation and amortization:
Brazil	$44,925	$43,997
Caribbean division	22,193	21,151
NOLAD	21,548	21,771
SLAD	14,743	17,494
Total reportable segments	103,409	104,413
Corporate and others (i)	6,030	6,411
Purchase price allocation (ii)	(22,512)	(24,345)
Total property and equipment expenditures	$86,927	$86,479

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the nine-month periods ended September 30,
	2014 (Unaudited)	2013 (Unaudited)
Property and equipment expenditures:
Brazil	$62,270	$71,080
Caribbean division	11,855	26,480
NOLAD	15,973	18,296
SLAD	17,780	31,434
Total reportable segments	107,878	147,290
Others	1,154	1,865
Total property and equipment expenditures	$109,032	$149,155

	As of
	September 30, 2014 (Unaudited)	December 31, 2013
Total assets:
Brazil	$875,528	$907,406
Caribbean division	451,434	692,689
NOLAD	383,766	412,466
SLAD	278,247	340,795
Total reportable segments	1,988,975	2,353,356
Corporate and others (i)	129,369	114,016
Purchase price allocation (ii)	(270,047)	(287,113)
Total assets	$1,848,297	$2,180,259

(i)     Relates to corporate general and administrative expenses, corporate supply chain operations in Venezuela and Uruguay, and related assets. Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents, a loan receivable with related parties, a receivable with an independent logistic operator and deferred income taxes.

(ii)     Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,153,497 and $1,244,311 at September 30, 2014 and December 31, 2013, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Issued and outstanding capital

At December 31, 2013, the Company had 209,867,426 shares issued and outstanding with no par value, consisting of 129,867,426 Class A shares and 80,000,000 Class B shares.

During the nine-month period ended September 30, 2014, the Company issued 348,297 Class A shares in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at September 30, 2014 the Company had 210,215,723 shares issued and outstanding with no par value, consisting of 130,215,723 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

 Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 7, 2014, the Company declared a dividend distribution to its shareholders amounting to $50,036, with respect to its results of operations for the fiscal year 2013, which will be paid in four equal installments of $12,509 each; on April 1, 2014; July 1, 2014; October 1, 2014 and January 2, 2015. The first and second cash dividend installments were paid on April 1, 2014 and July 1, 2014.

During April and May, 2014, the Company paid dividends on restricted share units under the 2011 Equity Incentive Plan amounting to $361.

Accumulated Other Comprehensive Losses

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of September 30, 2014 and their related activity during the nine-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Unrecognized prior service cost of post-employment benefits	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2013	$(217,136)	$(768)	$(831)	$(218,735)
Other comprehensive losses before reclassifications (Unaudited)	(60,188)	(529)	-	(60,717)
Net losses reclassified from accumulated other comprehensive losses to net income (Unaudited) (i)	-	647	147	794
Net current-period other comprehensive (losses) income (Unaudited)	(60,188)	118	147	(59,923)
Balances at September 30, 2014 (Unaudited)	$(277,324)	$(650)	$(684)	$(278,658)

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity (continued)

Accumulated Other Comprehensive Losses (continued)

(i)     The net losses reclassified from “Accumulated other comprehensive losses” to net loss related to cash flow hedges amounting to $647 are disclosed in the consolidated statement of income as follows: a $699 gain within “Food and paper”; a $1,585 gain within “Foreign currency exchange results” and a $2,931 loss within “Net interest expense”. The net losses reclassified from “Accumulated other comprehensive losses” to net income related to post-employment benefits amounting to $147 are disclosed in the consolidated statement of income as follows: $159 within “Payroll and employee benefits”; $35 within “General and administrative expense” and $30 within “Other operating expenses, net”. These charges are disclosed net of a gain of $77 in “Income tax expense”.

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of September 30, 2013 and their related activity during the nine-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Unrecognized prior service cost of post-employment benefits	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2012	$(156,467)	$(1,141)	$(1,213)	$(158,821)
Other comprehensive losses before reclassifications (Unaudited)	(36,786)	(3,693)	-	(40,479)
Net losses reclassified from accumulated other comprehensive losses to net income (Unaudited) (i)	-	1,058	174	1,232
Net current-period other comprehensive (losses) income (Unaudited)	(36,786)	(2,635)	174	(39,247)
Balances at September 30, 2013 (Unaudited)	$(193,253)	$(3,776)	$(1,039)	$(198,068)

(i)     The net losses reclassified from “Accumulated other comprehensive losses” to net loss related to cash flow hedges amounting to $1,058 are disclosed in the consolidated statement of income as follows: a $466 gain within “Food and paper”; a $2,545 loss within “Foreign currency exchange results” and a $1,021 gain within “Net interest expense”. The net losses reclassified from “Accumulated other comprehensive losses” to net income related to post-employment benefits amounting to $174 are disclosed in the consolidated statement of income as follows: $161 within “Payroll and employee benefits”; $36 within “General and administrative expense” and $67 within “Other operating expenses, net”. These charges are disclosed net of a $90 gain in “Income tax expense”.

11.	Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Earnings per share (continued)

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the nine-month periods ended September 30,
	2014 (Unaudited)		2013 (Unaudited)
Net (loss) income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(119,376)		$21,764
Weighted-average number of common shares outstanding - Basic	210,067,740		209,716,012
Incremental shares from assumed exercise of stock options (a)		-	-
Incremental shares from vesting of restricted stock units	286,785		331,991
Weighted-average number of common shares outstanding - Diluted	210,354,525		210,048,003

Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.57)		$0.10
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.57)		$0.10

(a)  Options to purchase shares of common stock were outstanding during the nine-month periods ended September 30, 2014 and 2013. See Note 7 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axis, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela and Uruguay (the “Axis Business”). Pursuant to this agreement Axis provides the Company distribution services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V., a holding company of the Axis Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. As of September 30, 2014 and December 31, 2013, Axis Distribution B.V. had borrowed $11,500 and $9,000, respectively, from the Company in connection with this revolving loan agreement. The related receivable is included within “Miscellaneous” in the Company’s consolidated balance sheets.

The following table summarizes the outstanding balances between the Company and the Axis Business as of September 30, 2014 and December 31, 2013:

	As of
	September 30, 2014 (Unaudited)	December 31, 2013

Accounts and notes receivables	$956	$2,754
Other receivables (i)	3,525	16,773
Miscellaneous	13,864	9,664
Accounts payable	3,198	17,694

(i)
As of September 30, 2014 includes receivables amounting to $1.7 million ($13.7 million as of December 31, 2013) originally nominated in US dollar as of December 31, 2013 and later converted into Venezuelan Bolívares Fuertes during February 2014 as mutually agreed upon by the parties. As of March 1 and June 1, 2014, the Company recognized a currency exchange loss of $6.4 million and $6.9 million, respectively, as a result of the currency exchange rate changes.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axis Business for the nine-month periods ended September 30, 2014 and 2013:

	Period ended September 30,
	2014 (Unaudited)	2013 (Unaudited)
Food and paper (i)	$(139,321)	$(259,817)
Occupancy and other operating expenses	(1,478)	(6,395)
Other operating expenses, net (ii)	16,986	-

(i)
Includes $32,551 of logistics service fees and $106,770 of suppliers purchases managed through Axis for the nine-month period ended September 30, 2014; and, $36,673 and $223,144, respectively, for the nine-month period ended September 30, 2013.

(ii)	Related to inventory sales with a cost of $16,986 for the nine-month period ended September 30, 2014. No such transaction took place in the nine-month period ended September 30, 2013.

As of September 30, 2014 the Company had notes receivable, other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $1,884, $227 and $1,224, respectively.

13.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay royalties nor dividends.

Revenues and operating (loss) income of the Venezuelan operations were $163,273 and $(77,183), respectively, for the nine-month period ended September 30, 2014 and $292,376 and $26,401, respectively, for the nine-month period ended September 30, 2013.

Currency exchange rate changes and access to auction systems

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, from the preexisting official exchange rate of 4.30 Venezuelan Bolívares Fuertes (VEF) per US dollar to 6.30 VEF per US dollar. The previously available regulated foreign currency exchange system (SITME) with an executed rate of 5.30 VEF per US dollar used by the Company to remeasure transactions and balances denominated in local currency was eliminated. In addition, in March 2013, the Venezuelan government announced the creation of a new alternative currency exchange system called SICAD (Supplementary System for the Administration of Foreign Currency), but applicable only to certain imported products. As a result of these announcements the Company concluded that the new official exchange rate of 6.30 VEF per US dollar was the rate applicable for remeasurement purposes as from February 8, 2013. During fiscal year 2013, the Company recognized a foreign currency exchange loss of $15,379 as a result of the exchange rate change.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

Currency exchange rate changes and access to auction systems (continued)

The SICAD mechanism is an auction that is controlled by the Venezuelan government. For each auction the government indicates which sectors of the economy or products are allowed to participate. Further, the highest bidder is not necessarily the winner of an auction, and even when a bid is accepted the winner typically is not awarded the entire amount requested. When invited to participate, an entity must submit documentation that supports it has a qualifying US dollar liability related to a prospective import transaction. By definition, liabilities related to past import transactions are not eligible to be settled through SICAD. If an entity’s bid is accepted, the Central Bank of Venezuela collects VEF from the entity and remits the US dollars directly to the vendor.

At December 31, 2013, the Company had participated in only two auctions for a total amount of $1,500, which were executed after year-end. Based on certain factors, including the limited number of SICAD auctions, the Company’s limited access to the SICAD exchange, the restrictions placed on eligible participants and transactions, the amount of US dollars available for purchase through the auctions process, and the historical lack of official information about the resulting SICAD rate, the Company concluded that it would not be appropriate to use rates coming from the SICAD exchange system for financial reporting purposes at December 31, 2013. On January 23, 2014, effective on January 24, 2014, the government of Venezuela announced the creation of a new institution governing exchange rate control called the Foreign Trade Center (CENCOEX), in replacement of the Currency Administration Commission (CADIVI). Based on announcements made by the Venezuelan government, there would only be access to US dollars at a rate of 6.30 VEF per US dollar for the food and others industries deemed a priority, which as of today have not been fully defined. Imports of other products could be included in SICAD auctions depending on the related industry. On the other hand, Exchange Agreement Nº25 issued on January 23, 2014, established that payments related to foreign investments and royalties, among others, must be made at the SICAD exchange rate.

In February 2014, a new Exchange Regime Act was enacted to introduce flexibility into the exchange control system by creating the Alternative System for the Administration of Foreign Currency (Sistema Cambiario Alternativo de Divisas), or SICAD II. The Exchange Regime Act became effective as of February 19, 2014. SICAD II is regulated through Exchange Agreement Nº 27 of March 2014, and is expected to serve as an additional source for US dollars, albeit at a higher exchange rate than under SICAD, which as of September 30, 2014 was 49.99 VEF per US dollars. According to the new law, three trading systems exist: (i) a similar mechanism to the one administered by CADIVI, but administered by CENCOEX; (ii) SICAD; and (iii) SICAD II, where PDVSA (Petróleos de Venezuela), the Central Bank of Venezuela and private entities may participate in the acquisition and sale of foreign currency.

As a result of these announcements, the Company reassessed the exchange rate used for remeasurement purposes. Considering that SICAD would be the applicable exchange rate for dividend’s remittance, based on the advice of legal counsel, the Company concluded that the SICAD exchange rate, amounting to 11.80 VEF per US dollar as of March 1, 2014, was the rate applicable for remeasurement purposes as from that date. As a consequence, the Company recognized a foreign currency exchange loss of $19,697 as a result of the exchange rate change, including a related party receivable denominated in VEF, and a write down of certain inventories of $7,611 within “Other operating expenses, net”, due to the currency exchange rate change impact on their net recoverable value.

Based on the Company’s lack of access to SICAD auction system and its ability to settle transactions at the SICAD II rate, the Company concluded that the SICAD II exchange rate, amounting to 49.98 VEF per US dollar as of June 1, 2014, is the rate applicable for remeasurement purposes as from that date. As a consequence, the Company recognized, as a result of the exchange rate change to SICAD II, a foreign currency exchange loss of $38,963 including a related party receivable denominated in VEF; a write down of certain inventories of $9,937 due to the currency exchange rate change impact on their net recoverable value and an impairment of long-lived assets amounting to $45,186 within Other operating expenses, net.

During the nine-month period ended September 30, 2014, the Company had participated in 56 auctions at SICAD II amounting to VEF 102.5 million, pursuant to which it acquired $1,954. The Company recognized foreign currency exchange losses amounting to $1,358 for transactions carried out before the currency exchange rate change to SICAD II.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

Currency exchange rate changes and access to auction systems (continued)

During the nine-month period ended September 30, 2013, the Company performed through its subsidiaries Arcos Dorados BV and Latam LLC several transactions in promissory notes amounting to VEF 41.0 million, pursuant to which it acquired $1,955. As a result of these transactions, the Company recognized foreign currency exchange losses amounting to $4,553 during the nine-month period ended September 30, 2013.

Impairment testing

The Company performed the impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate change (indicator of potential impairment). The long-lived asset impairment test was done in accordance with the guidance within ASC 360-10-35. As a result of this analysis, the Company recorded an impairment, primarily associated to a real estate acquired during the fourth quarter of 2013, measured with a fair market value approach. The impairment also includes certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. The restaurants impairment charges were measured by the excess of the carrying amount of the restaurants over their fair value. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

At September 30, 2014 the Company’s local currency denominated net monetary asset position, which would be subject to remeasurement in the event of further changes in the SICAD II rate, was $10.2 million (including $15.0 million of cash and cash equivalents). Venezuela’s non-monetary assets were $71.9 million at September 30, 2014 and included approximately $63.2 million of fixed assets.

Regulation of properties leasing rates

 In November 2013, the Venezuelan government established a transitional protection regime for tenants of property within the scope of commercial, industrial or production activities, which regulated the leasing relations. Also it stipulated that the price of the monthly rental may not exceed an amount equal to VEF 250 per square meter. On May 23, 2014, this regulation was abrogated with a new law (decree N° 929). Thus, the new regime establishes three different methods to determine rent and includes several regulations that limit the main autonomy between the parties, setting up monthly rental limits, and rent review criteria. The new regulation also contains prohibitions such as commercial rent contracts in any currency other than VEF, private arbitration for the resolution of conflicts between the parties and foreign companies administering commercial rent. This situation caused a decrease in revenues from franchised restaurants, higher than the decrease in rental expense related to Company-operated restaurants. However, on August 8, 2014, after a specific Company’s request of advice, one of the governmental agencies in charge of the implementation of this regulation established that this law does not apply to the Company’s rent agreements with franchisees. As a consequence, the Company is in process of normalizing the rental fee collected from franchised restaurants in accordance with each respective agreement.

Price controls and profit margin regulation

In addition to exchange controls, the Venezuelan market is subject to price controls which limits the Company’s ability, without a government pre-approval, to increase prices to offset the impact of continuing high inflation on product, labor and other operating costs. As part of the announcements made during January 2014, the Venezuelan government also issued a new regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to obtain the corresponding pre-approval and increase prices during the nine-month period ended September 30, 2014.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

Summary of impact on Venezuelan operations

The Company’s business in Venezuela, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

14.	Subsequent events

On October 1, 2014, the Company paid the third cash dividend installment, disclosed in Note 10, amounting to $12,509.

During October 2014, the Company settled short-term debt, mentioned in Note 4, totaling $21,000. In addition, the Company renewed short-term loans amounting to $56,000, which mature in November and bear interests at a weighted- average annual rate of 2.54%.